

December 29, 2011

Via E-mail
Frederick W. McTaggart
Chief Executive Officer
Consolidated Water Co. Ltd.
Regatta Office Park
Windward Three, 4th Floor, West Bay Road
P.O. Box 1114
Grand Cayman KY1-1102, Cayman Islands

> **Re:** **Consolidated Water Co. Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 0-25248**

Dear Mr. McTaggart:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Overview, page 30

1. Your current disclosure in this section does not provide investors with a discussion of the ongoing challenges with regard to water sales with various governments in the territories in which you conduct business. Revise your disclosure in this section to discuss those

trends and external factors you anticipate may affect your operating environment and ultimately could affect your results of operations. Refer to Item 303(a) (3) of Regulation S-K and SEC Release No. 33-8350.

Material Expenditures and Commitments, page 42

2. Please revise your tabular presentation to include a total for each column of amounts presented. Refer to Item 303(a)(5)(i) of Regulation S-K.

3. Please revise to include the contractual obligations and commitments related to your legally binding construction projects for the periods presented, or explain to us what line item they are included in or why you do not believe these commitments should be included. Refer to Item 303(a)(5)(i) of Regulation S-K.

Notes to Consolidated Financial Statements, page 50

Note 2. Accounting Policies, page 50

Goodwill and Intangible Assets, page 51

4. We note your disclosure that you test goodwill for impairment at least annually. Please revise your disclosure to state the time of the year in which you perform your annual goodwill impairment test.

5. We note you concluded the carrying amount of your goodwill was not impaired in fiscal 2010. However, we note the continuing concerns you have disclosed regarding the retail segment contingency issue with the Cayman Islands government. We also note the very significant decline in your market capitalization over the past two years. In this regard, provide to us a summary of your Step 1 results from your most recent annual goodwill impairment test. Further, provide to us a reconciliation of the fair value of your reporting units to your market capitalization as of September 30, 2011 and explain the underlying reasons for the difference. Lastly, explain to us and revise your critical accounting policies disclosure to discuss the significant estimates, factors and assumptions used in your goodwill impairment tests.

Note 16. Segment Information, page 62

6. We note your disclosure regarding the three reportable segments. Please tell us and expand your disclosure to indicate the factors used to identify your reportable segments, including the basis of organization. Refer to FASB ASC 280-10-50-21.

Note 19. Stock Based Compensation, page 64

7. We note you changed the expected volatility weighted average assumption used in the stock option pricing model from 68.62% in 2009 to 16.33% in 2010 to determine the estimated fair value of stock options. Please explain to us and revise future filings to disclose the reason for the significant change in this assumption. Refer to FASB ASC 718-10-50-2(f).

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Notes to Condensed Consolidated Financial Statements, page 7

Note 7. Investment in OC-BVI, page 12

Baughers Bay Dispute, page 13

8. We note from your disclosure that you anticipate a ruling from the Appellate Court by the end of 2011 on the appeals filed by OC-BVI and the BVI government relating to the Baughers Bay dispute. Further, we note your disclosure that the $5.4 million amount due from the BVI government still remains outstanding from the $10.4 million judgment awarded by the Courts. Please provide us with an update through the date of your response on the status of the relevant matters relating to this dispute. Further, summarize for us the results of your most recent impairment evaluation which supported the carrying value of your OC-BVI equity method investment as of September 30, 2011, and the reasons for the conclusions reached. Refer to FASB ASC 323-10-35-32.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Frederick W. McTaggart
Consolidated Water Co. Ltd.
December 29, 2011
Page 4

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief